Mr. Mark Roseborough
EPOD International, Inc.
470 Neave Court
Kelowna, BC V1V 2M2
Canada

VIA EDGAR AND COURIER	Septmber 5, 2007

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 6010
Attention: Dennis C. Hult, Staff Accountant

Dear Mr. Hult:

Re:

EPOD International, Inc. - Form 8-K/A

In response to your letter dated August 28, 2007, EPOD International, Inc. (the "Company") is filing today via EDGAR a Form 8-K/A to Form 8-K originally filed on August 24, 2007. Below are our responses to your comments.

Form 8-K filed August 24, 2007

1.

Form 8-K/A amends the date of the earliest event reported from August 24, 2007 to July 12, 2007.

Item 4.01 Changes in Registrant’s Certifying Accountant

2.

The Form 8-K/A has been amended to disclose disagreements with its former accountant in compliance with Item 304 of Regulation S-B.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

3.

The Company confirms that the correct Staff Accounting Bulletin is No. 104 and has corrected the reference in the amended filing.

4.

The Company has requested in writing that its former accountant address the revised disclosure in the Form 8-K/A. A letter from the former accountant addressing the revised disclosure in the Form 8-K/A will be included as an exhibit to the 8-K/A  upon receipt.

5.

On July 12, 2007, the Company determined that it agreed with the its former accountant’s assessment that the financial statements for the period ended December 31, 2006 should not be relied upon due to the error in recognizing revenue. The 8-K has been revised to disclose the impact the overstatement of revenues had on the financial statements, describes the reason for the error and the steps and procedures taken or to be taken to correct each concern.

U.S. Securities and Exchange Commission
September 4, 2007

6.

The 8-K has been amended to disclose the impact of the error on the financial statements for the quarterly period ended March 31, 2007.

7.

The 8-K has been amended to disclose how and when the Company intends to amend its financial statements in the Form 10-KSB for the period ended December 31, 2006 and the financial statements in the Form 10-QSB for the quarterly period ended March 31, 2007.

Form 10-Q for the period ended June 30, 2007

7.

The Company intends to prepare and file its Form 10-QSB for the period ended June 30, 2007 in connection with the hiring of new auditors and a new Controller. The Company expects this process may take several months.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EPOD International, Inc.

By: /s/: Mark Roseborough
          L. Mark Roseborough